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New York, NY 10022

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+1 212 446 4800

www.kirkland.com

July 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Lindsey, Kathleen Collins, Edwin Kim, and Jan Woo

Re:	Clearwater Analytics Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted June 10, 2021
CIK 0001866368

On behalf of our client, Clearwater Analytics Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated July 13, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on June 10, 2021 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially filing a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Staff’s comment: To facilitate an understanding of the transactions, please prominently identify the reorganization and related agreements as an “Up-C” transaction. This should also be stated elsewhere in the prospectus where the transactions are discussed. In addition, please expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material ways in which the structure benefits the company, Warburg Pincus, Welsh Carson, Permira, and other related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.

Austin    Bay Area    Beijing    Boston    Chicago    Dallas    Hong Kong    Houston    London     Los Angeles    Munich    Paris    Shanghai    Washington, D.C.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 43, 44, 57 and 58 of the Registration Statement.

2.

Staff’s comment: Please provide a separately captioned section to describe Principal Equity Owners, Other Continuing Equity Owners, Continuing Equity Owners, Welsh Carson, Warburg Pincus, and Permira, and the term “Triggering Event” and how it changes your corporate governance upon occurrence.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages iii, 13, 14, 134 and 135 of the Registration Statement.

Organizational Structure, page 52

3.

Staff’s comment: We note that your Class B, Class C and Class D shares may eventually be converted into Class A shares at the discretion of the stockholder, or into cash, at your election. Please clarify the cash payout ratio and describe the circumstances under which you would elect to receive cash instead of issuing Class A shares or if there are any conditions to elect cash. To the extent your credit agreements would prohibit or limit your ability to pay cash, please clarify.

Response: The Company respectfully advises the Staff that pursuant to the terms of the amended and restated LLC Agreement of CWAN Holdings, LLC, which shall be amended and restated in connection with the consummation of the offering to which the Registration Statement relates and filed as an exhibit in a subsequent amendment to the Registration Statement, holders of Class B and Class C shares, rather than receive Class A shares or Class D shares, respectively, may, at the election of the Company, be paid an amount of cash equal to the fair market value of such shares, as calculated in a manner to be set forth in the LLC Agreement of CWAN Holdings, LLC. The Company has preserved this optionality for strategic business and tax reasons, providing liquidity for certain holders of LLC Interests. The Class D shares may only be converted into Class A shares.

The Company has accordingly revised the disclosure on pages 9 and 55 of the Registration Statement.

4.	Staff’s comment: Please briefly add a summary of the rights and privileges of the CWAN Holdings, LLC Unit holders here in or in your Description of Capital Stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Registration Statement.

5.	Staff’s comment: Please identify the permitted transferees to which your shareholders may transfer their respective LLC Units and/or Class B, C and D common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page iii of the Registration Statement.

6.

Staff’s comment: In your description of your Reorganization Transactions, please briefly quantify the one-time management bonuses and vested option acceleration that occurred as part of the November 2, 2020 reorganization.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 62

7.

Staff’s comment: We will review your pro forma financial information in detail once the information has been provided in its entirety. However, at a minimum, please revise to include a column that reflects subtotals after the pro forma Transaction adjustments and prior to the pro forma Offering adjustments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 through 69 of the Registration Statement. The Company will provide the remainder of the required pro forma financial information in its entirety in a subsequent amendment to the Registration Statement.

Annualized Recurring Revenue

Key Operating Measures, page 71

8.

Staff’s comment: Please explain to us, and revise to clarify, how you determined that calculating annualized recurring revenue based on the recurring revenue in the last month of the period is appropriate particularly considering the fact that your monthly fees vary based on the market value of assets maintained on your platform. Refer to SEC Release No. 33-10751.

Response: The Company respectfully advises the Staff that annualized recurring revenue (ARR) is calculated by dividing the recurring revenue in the last month of each quarterly period by the number of days in the month and multiplying by 365. Further, the Company respectfully submits that this calculation of ARR has historically been and should remain a reasonable indicator of future revenue levels (despite the fact that the Company’s monthly fees vary based on the market values of assets on the platform) as a substantial majority of the assets on the platform have very low levels of volatility with respect to their market value. More specifically, 82% of the assets on the platform as of March 31, 2021 were high-grade fixed income securities and structured products, the value of which has not significantly fluctuated in the same way as assets with greater volatility and trading volume, such as public equities. Therefore, the growth in ARR reported in the Registration Statement for the periods presented is not generally attributable to the fluctuating market value of the assets on the platform, but rather to the successful onboarding of asset portfolios of new clients to the platform and the successful onboarding of incremental assets from existing clients to the platform.

The Company has revised the disclosure on page 74 of the Registration Statement to clarify the expected impact of fluctuations in market value of the assets on the platform on ARR.

9.

Staff’s comment: Please explain further your inclusion of booked not billed revenue in the calculation of annual contract value (ACV) used in determining gross revenue retention rates. In this regard, clarify whether the amount deducted from ACV for client attrition includes amounts related to contracts included in booked not billed revenue that were terminated during the 12-month period ending on the reporting date and revise your disclosures as necessary.

Response: The Company respectfully advises that annual contract value (ACV) is comprised of ARR plus booked not billed revenue. Booked not billed revenue is comprised of the estimated annual contract value for new and existing client opportunities that have been contracted but not yet fully onboarded to the platform. Therefore, the Company will modify the description to contracted-not-billed revenue in the Registration Statement. The Company has a contracted right to earn the contracted-not-billed revenue, but such revenue is not formally recognized until the assets are successfully onboarded to the platform. In most cases, the Company calculates contracted-not-billed revenue by multiplying the anticipated assets that a new or existing client expects to onboard to the platform by the agreed upon percentage fee. As successful onboarding is completed and assets are loaded onto the platform and monthly billings occur, contracted-not-billed revenue decreases and ARR increases accordingly.

Client attrition is defined as ARR generated in a prior period in which no ARR is generated in the current period. Since contracted-not-billed revenue relates to assets that have not been fully onboarded to the platform and for which ARR has not been realized, client attrition does not generally include amounts related to contracts included in contracted-not-billed revenue that were terminated during the 12-month period ending on the reporting date. In the case of client attrition where contracted-not-billed revenue is still present, both ARR and contracted-not-billed revenue associated with such client are deducted from ACV.

The Company has revised the disclosure on page 74 of the Registration Statement to clarify the inclusion of contracted-not-billed revenue in ACV and client attrition.

10.

Staff’s comment: You disclose that adding, retaining and expanding relationships with clients and fluctuations in the market value of assets on your platform are key factors affecting your performance. Please tell us the information considered in managing your business or evaluating your performance in these areas, such as total customers, or average or total assets on your platform, and tell us how you considered the need to disclose such information.

Response: The Company respectfully advises the Staff that with regard to adding and expanding relationships with clients, the Company measures performance through gross and net revenue retention rates. With regard to retaining relationships with clients, the Company measures performance through ARR.

With regard to the market value of assets on the platform, the Company measures performance through ARR. The Company typically bills its clients monthly in arrears based on a percentage of the average of the daily value of the assets within a client’s accounts on the platform. ARR is updated each month as a factor of the Company’s current billable run rate for a given client, which necessarily factors in changes in the market value of assets on the platform for such monthly period.

The Company acknowledges that total clients and total assets on the platform are relevant metrics, for which the Company has reported historical figures in the Registration Statement. Going forward, the Company may periodically update these metrics when key milestones are achieved. However, the Company does not manage the business through analysis of these metrics. Instead, management is focused on gross and net revenue retention rates and ARR. The Company respectfully advises the Staff that the Company believes that its disclosure under “Key Operating Measures” under the subheadings “Annualized Recurring Revenue” and “Revenue Retention Rate” addresses the impact of the key factors affecting the Company’s performance.

Non-GAAP Financial Measures, page 72

11.

Staff’s comment: Where you present Adjusted EBITDA Margin, please revise throughout your filing to present net income/(loss) margin with equal or greater prominence. Refer to Item 10(e)(l)(i) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 75 and 76 of the Registration Statement.

Comparison of the Years Ended December 31, 2020 and 2019

Revenue, page 77

12.

Staff’s comment: We note that your revenue is charged based on a percentage of the average daily value of client’s assets on your platform. To better illustrate the impact of changes in prices on your revenue, please revise to disclose the average percentage charged for each reported period, or the percentage change in these rates between periods. Refer to Item 303 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 81 of the Registration Statement.

Market Opportunity, page 90

13.

Staff’s comment: You indicate that your addressable market is $10 billion, based on the total assets under management (AUM) of $158 trillion and your pricing based on AUM processed through your platforms. Please clarify how you determined your addressable market for your core clients of $4.7 billion and market adjacent clients of $5.4 billion, as noted on page 91.

Response: The Company respectfully advises the Staff that the addressable market for core client end-markets and adjacent markets is estimated by segmenting by client end-market and firm size (by AUM tier), if applicable, and applying the estimated basis points pricing to the estimated AUM for such segment. The Company respectfully advises the Staff that the Company believes that its disclosure under “Our Market Opportunity” addresses the methodology for determining the addressable market for core client end-markets and adjacent markets.

The Company has revised the disclosure on page 95 of the Registration Statement to clarify the determination of an approximately $4.7 billion market opportunity in core end-markets and an approximately $5.4 billion market opportunity in adjacent markets.

Our Clients, page 95

14.

Staff’s comment: You reference that your growth plans include expanding into a “range of additional asset owners, such as state and local governments, pension funds, sovereign wealth funds and a variety of alternative asset managers.” Please clarify whether your current solutions have the capability to service these types of additional assets owners and, if so, whether you derive material amounts of revenue from them.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 103 and 104 of the Registration Statement to clarify the capabilities of the Company’s existing solution to service clients in adjacent end-markets and the revenue derived from adjacent end-markets.

Our Facilities, page 100

15.

Staff’s comment: Please file any material lease agreements for your facilities, including your corporate headquarters, or advise us why you are not substantially dependent upon them pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that none of its lease agreements is material. The Company is not substantially dependent on any of its lease agreements given that additional or substitute space is readily available if needed.

Management, page 102

16.

Staff’s comment: You reference board designation rights on page 126 with respect to your pending Stockholders’ Agreement. Please clarify whether any of your existing board members were designated or nominated under similar rights in prior Stockholders’ Agreements and which stockholders made the respective appointments. Please clarify any new board members or existing board members selected or ratified through the new Stockholders’ Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111, 112, 134 and 135 of the Registration Statement.

17.

Staff’s comment: You indicate that you will be eligible for the closed company exemption for certain corporate governance requirements. Please clarify the specific exemptions that you will avail yourself of as of the close of your IPO and after the transition period for newly listed companies.

Response: The Company acknowledges the Staff’s comment with respect to the “controlled company exemption” and confirms that it will clarify the specific exemptions it expects to avail itself of as of the close of the IPO in a subsequent amendment to the Registration Statement.

Principal Stockholders, page 118

18.

Staff’s comment: While we note that the footnotes to your beneficial ownership table reference your directors that are affiliated with your principal stockholders Permira and Warburg Pincus, please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by the affiliates of Permira and Warburg Pincus.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by the affiliates of Permira and Warburg Pincus in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Transactions, page 120

19.

Staff’s comment: Please revise this section to identify each of the related parties that are subject to the related party agreements described. We note you generally refer to “certain” individuals and principal stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of the Registration Statement.

20.

Staff’s comment: You reference providing services to Clearwater Advisors, an entity owned by one of CWAN Holdings’ shareholders, on pages F-26 and F-27. Please identify this shareholder and clarify the relationship of this entity with Clearwater Analytics.

Response: The Company respectfully submits that disclosure of the entity that owns Clearwater Advisors and its relationship to the Company would not be material to investors. Such entity owns less than 5% of the common units of CWAN Holdings, LLC and does not have the right to designate any nominees to the Company’s board of directors.

Consolidated Financial Statements

Note 5, Balance Sheet Components, page F-18

21.

Staff’s comment: Please tell us the items comprising your unbilled accounts receivable balance. If the right to payment for unbilled receivables is conditional on something other than the passage of time, disclose the criteria, the timeframe in which you expect the right to consideration to become unconditional and the timing of payment, if known. Refer to ASC 606-10-50-9.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that 99.6% unbilled accounts receivable balance is comprised of amounts invoiced in days following month end. The Company’s right to payment for unbilled receivables is unconditional as only the passage of time is required before payment is due. The Company’s revenue recognition policy footnote discloses: “The Company typically bills its customers monthly in arrears based on a percentage of the average of the daily value of the assets within a customer’s accounts on the platform. Payment terms may vary by contract but generally include a requirement of payment within 30 days following the month in which services were provided.” In future filings, we will update the balance sheet component footnote as follows: “The majority of invoices included within the unbilled accounts receivable balance are issued within the first few days of the month directly following the period of service.”

Note 14, Subsequent Events, page F-27

22.

Staff’s comment: Please provide a breakdown of the 25.3 million options granted through June 10, 2021, and for any other issuances through the date of your response, and include the fair value of the underlying units used to value such grants. If there were any significant fluctuations in the fair values between grant dates, describe the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodologies. Also, disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, and the periods over which it will be recognized. Refer to ASC 855-10-50-2.

Response: In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are concurrently submitting in electronic form under separate cover the response to the Staff’s comment 22.

Recent Sales of Unregistered Securities, page II-2

23.

Staff’s comment: You indicate that you do not disclose any recent sales of unregistered securities of Clearwater Analytics Holdings, Inc., which is a currently a shell corporation. Please provide disclosure of sales of unregistered securities for CWAN Holdings, LLC its subsidiaries from January 1, 2018. We note that both Permira and Warburg Pincus made substantial investments in 2020.

Response: The Company has revised the disclosure on page II-2 of the Registration Statement and, other than such disclosure, the Company respectfully submits that neither CWAN Holdings, LLC nor any of its subsidiaries sold any unregistered securities since January 1, 2018, which would otherwise be required to be disclosed pursuant to Item 701 of Regulation S-K. The units Permira and Warburg Pincus acquired in connection with the 2020 Recapitalization were acquired from existing unitholders, not from CWAN Holdings, LLC.

General

24.

Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are concurrently submitting in electronic form under separate cover the “testing-the-waters” presentation that the Company used in reliance on Section 5(d) of the Securities Act. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. To the extent that the Company, or anyone authorized to do so on its behalf, presents additional written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such additional written communication to the Staff.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff

cc:	Alphonse Valbrune
Clearwater Analytics Holding, Inc.

Ross Leff

Aslam Rawoof

Kirkland & Ellis LLP

Ryan J. Dzierniejko

Richard L. Oliver

Skadden, Arps, Slate, Meagher & Flom LLP